Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 164-A-I dated March 27, 2009	Term sheet to Product Supplement No. 164-A-I Registration Statement No. 333-155535 Dated February 22, 2011; Rule 433

Structured Investments	$ Review Notes Linked to Palladium due August 30, 2011

General

  The notes are designed for investors who seek a fixed return that will not be less than 7.05%* if, on any day from and including May 25, 2011 to and including August 25, 2011 (i.e., any Review Date), the Commodity Price of Palladium is at or above the Trigger Price. If the notes are not automatically called, investors should be willing to lose some or all of their principal if the Commodity Closing Level is less than the Commodity Starting Level by more than 12%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 30, 2011†
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about February 25, 2011 and are expected to settle on or about March 2, 2011.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 164-A-I, will supersede the terms set forth in product supplement no. 164-A-I.  In particular, if the Commodity Closing Level is less than the Commodity Starting Level by more than the Contingent Buffer Amount of 12%, you will lose 1% of the principal amount of your notes for every 1% that the Commodity Closing Level is less than the Commodity Starting Level (rather than 1% of the principal amount of your notes for every 1% that the Commodity Closing Level is less than the Commodity Starting Level by more than the Buffer Amount, as described in product supplement no. 164-A-I), as set forth below under “Key Terms — Payment at Maturity.”

Key Terms

Commodity:

The notes are linked to the price of Palladium (“Palladium” or the “Commodity”), which will be determined by reference to the official afternoon fixing level of Palladium (Bloomberg ticker “PLDMLNPM”).

Automatic Call:	If the Commodity Price on any Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment as described below.
Trigger Price:	100% of the Commodity Starting Level
Payment if Called:

If the notes are automatically called on any Review Date, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount that will not be less than 7.05%* × $1,000 and that will be payable on the applicable Call Settlement Date.

*The actual call premium used to calculate the call price applicable to a Review Date will be determined on the pricing date and will not be less than 7.05%.
Payment at Maturity:

If the notes are not automatically called and the Commodity Closing Level is less than the Commodity Starting Level by no more than 12%, you will receive the principal amount of your notes at maturity.

If the Commodity Closing Level is less than the Commodity Starting Level by more than 12%, you will lose 1% of the principal amount of your notes for every 1% that the Commodity Closing Level is less than the Commodity Starting Level and your payment per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Commodity Return)
If the notes are not automatically called and the Commodity Closing Level is less than the Commodity Starting Level by more than 12%, you will lose some or all of your investment at maturity.
Contingent Buffer Amount:	12%. For purposes of the accompanying product supplement, the Contingent Buffer Amount is the Buffer Amount.
Commodity Return:	The performance of the Commodity from the Commodity Starting Level to the Commodity Closing Level calculated as follows:
Commodity Closing Level – Commodity Starting Level Commodity Starting Level
Commodity Starting Level:

A price to be determined on the pricing date in the sole discretion of the calculation agent. The Commodity Starting Level may or may not be the Commodity Price of the Commodity on the pricing date. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Commodity Starting Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Starting Level, that might affect the value of your notes.

Commodity Closing Level:	The Commodity Price on the Final Review Date
Commodity Price:

On any day, the official afternoon Palladium fixing per troy ounce gross of Palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (the “LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “PLDMLNPM” on such day

Review Dates†:	Each day, from and including May 25, 2011 to and including August 25, 2011 (the “Final Review Date”).
Call Settlement Date†:	The third business day after the applicable Review Date, except that if the notes are called on the Final Review Date, the Call Settlement Date will be the maturity date.
Maturity Date†:	August 30, 2011
CUSIP:	48125XFG6
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 164-A-I

Investing in the Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 164-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The estimated cost of hedging includes the projected profits, which in no event will exceed $5.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risk inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. For additional related information, please see “Use of Proceeds” beginning on page PS-17 of the accompanying product supplement no. 164-A-I.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities LLC, which we refer to as JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 22, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 164-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 164-A-I dated March 27, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 164-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 164-A-I dated March 27, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001297/e34952_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Information About Palladium

For the purposes of this note offered by this term sheet, Palladium is a “Commodity” and a “Bullion Commodity” under the accompanying product supplement no. 164-A-I. The London Palladium market is the principal global clearing center for over-the-counter platinum transactions, including transactions in spot and forward contracts. The principal representative body of the London Palladium market is the LPPM.

At 9:45 a.m. and at 2:00 p.m. on each business day, there is a “fixing” which provides reference Palladium prices for that day’s trading. The Commodity Price references the afternoon Palladium fixing. See “Key Terms — Commodity Price” on the front cover of this term sheet.

Clients place orders with the dealing rooms of LPPM members, who net all orders before communicating their interest to their representative at the Palladium fixing telephonic meeting. Orders may be changed at any time during these proceedings. The Palladium price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced. If the prices do not match, the same procedures are followed again at higher or lower prices, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media.

The afternoon Palladium fixing level in U.S. dollars per troy ounce is available on the LPPM website at www.lppm.org.uk. We make no representation or warranty as to the accuracy or completeness of the information obtained from the LPPM website. No information contained on the LPPM website is incorporated by reference in this term sheet.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Commodity Price is greater than or equal to the Trigger Price on any Review Date, your investment will yield a payment per note of $1,000 plus a call premium amount that will not be less than 7.05%* x $1,000. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  *The actual call premium will be determined on the pricing date and will not be less than 7.05%.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just under six months, the notes will be automatically called before maturity if the Commodity Closing Level is at or above the Trigger Price on any Review Date and you will be entitled to the call price as set forth on the cover of this term sheet.

JPMorgan Structured Investments — Review Notes Linked to Palladium	TS-1

  CONTINGENT PROTECTION AGAINST LOSS — If the notes are not automatically called and the Commodity Closing Level is less than the Commodity Starting Level by no more than 12%, you will be entitled to receive the full principal amount of your notes at maturity. If the Commodity Closing Level is less than the Commodity Starting Level by more than 12%, for every 1% that the Commodity Closing Level is less than the Commodity Starting Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose at least 12% of your initial investment and may lose up to your entire initial investment at maturity.
  RETURN LINKED SOLELY TO THE FIXING LEVEL OF PALLADIUM — The return on the notes is linked solely to the fixing level of a single commodity, Palladium. The Commodity Price on any Review Date reflects the official afternoon Palladium fixing per troy ounce gross of Palladium for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg under the symbol “PLDMLNPM” on such Review Date, and the Commodity Return reflects the performance of the fixing level of Palladium, expressed as a percentage, from the Commodity Starting Level to the Commodity Price on the Final Review Date. The fixing level of Palladium referred to above is different from the price of any futures contract related to Palladium. For additional information about Palladium, see the information set forth under “Supplemental Information About Palladium” in this term sheet.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 164-A-I. Notwithstanding any disclosure in product supplement no. 164-A-I to the contrary, our special tax counsel in this transaction is Davis Polk & Wardwell LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 164-A-I dated March 27, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called and the Commodity Closing Level is less than the Commodity Starting Level by more than 12%, you will lose 1% of your principal for every 1% that the Commodity Closing Level is less than the Commodity Starting Level. Under these circumstances, you will lose at least 12% of your initial investment and may lose up to your entire initial investment at maturity.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

JPMorgan Structured Investments — Review Notes Linked to Palladium	TS-2

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Commodity Starting Level will be a price determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Commodity Starting Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Starting Level, that might affect the value of your notes.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium of not less than 7.05%*, regardless of the appreciation in the Commodity, which may be significant. Because the Commodity Price at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment at maturity than you would have if you had invested directly in the Commodity.
  *The actual call premium will be determined on the pricing date and will not be less than 7.05%.
  INVESTMENTS RELATED TO THE PRICE OF PALLADIUM MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of Palladium is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and securities the return on which is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These variables may create additional investment risks that may cause the price of Palladium to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.
  OWNING THE NOTES IS NOT THE SAME AS OWNING PALLADIUM OR PALLADIUM-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Palladium or exchange-traded or over-the-counter instruments based on Palladium. You will not have any rights that holders of such assets or instruments have.
  THE MARKET PRICE OF PALLADIUM WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Palladium, we expect that generally the market value of the notes will depend in large part on the market price of Palladium. The price of Palladium has fluctuated widely over the past several years. Because the Palladium supply is both limited and concentrated, any disruptions in the Palladium supply tend to have an exaggerated effect on the price of Palladium. Key factors that may influence prices are the policies and production and cost levels in the most important Palladium-producing countries, in particular, Russia, South Africa and Canada (which together account for over 80% of production), the size and availability of the Russian Palladium stockpiles, global supply and demand as well as the economic situation of the main consuming countries. The possibility of large-scale distress sales of Palladium in times of crises may also have a short-term negative impact on the price of Palladium and may adversely affect the value of the notes. For example, the 2008 financial crisis resulted in significantly depressed prices of Palladium largely due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds. Crises in the future may impair Palladium’s price performance which may, in turn, have an adverse effect on the value of the notes. Palladium is used in a variety of industries, in particular the automotive industry. Demand for Palladium from the automotive industry, which uses Palladium as a catalytic converter, accounts for more than 50% of the industrial use of Palladium, and a renewed decline in the global automotive industry may impact the price of Palladium and affect the value of the notes. Palladium is also used in the electronics, dental and jewelry industries.
  ON THE FINAL REVIEW DATE, THE PALLADIUM PRICE IS DETERMINED BY THE LPPM, AND THERE ARE CERTAIN RISKS RELATING TO THE PALLADIUM PRICE BEING DETERMINED BY THE LPPM — Palladium is traded on the London Platinum and Palladium Market, which we refer to as the LPPM. The price of Palladium will be determined by reference to the fixing levels reported by the LPPM. The LPPM is a self-regulatory association of platinum and Palladium market participants. If the LPPM should cease operations, or if Palladium trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of Palladium may be adversely affected. The LPPM is a principals’ market that operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. For additional information about Palladium, see the information set forth under “Key Terms — Commodity Price” and “Supplemental Information About Palladium” in this term sheet.

JPMorgan Structured Investments — Review Notes Linked to Palladium	TS-3

  SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Palladium and not to a diverse basket of commodities or a broad-based commodity index. The price of Palladium may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
  REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Commodity on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility, frequency and magnitude of changes in the price of Palladium;
    supply and demand trends for Palladium;
    the time to maturity of the notes;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, meteorological and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Review Notes Linked to Palladium	TS-4

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the price of Palladium as shown under the column “Commodity Price Appreciation / Depreciation at Review Date.” The following table assumes a Trigger Price equal to a hypothetical Commodity Starting Level of $850. The table assumes that the call premium used to calculate the call price applicable to any Review Date is 7.05%, regardless of the appreciation of the price of Palladium, which may be significant. The actual call premium will be determined on the pricing date and will not be less than 7.05%. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Commodity Price	Commodity Price Appreciation / Depreciation at Review Date	Total Return at any Review Date Prior to the Final Review Date	Total Return at Maturity

$1,530.00	80.00%	7.05%	7.05%
$1,445.00	70.00%	7.05%	7.05%
$1,360.00	60.00%	7.05%	7.05%
$1,275.00	50.00%	7.05%	7.05%
$1,190.00	40.00%	7.05%	7.05%
$1,105.00	30.00%	7.05%	7.05%
$1,020.00	20.00%	7.05%	7.05%
$935.00	10.00%	7.05%	7.05%
$892.50	5.00%	7.05%	7.05%
$858.50	1.00%	7.05%	7.05%
$850.00	0.00%	7.05%	7.05%
$841.50	-1.00%	N/A	0.00%
$807.50	-5.00%	N/A	0.00%
$765.00	-10.00%	N/A	0.00%
$748.00	-12.00%	N/A	0.00%
$739.50	-13.00%	N/A	-13.00%
$680.00	-20.00%	N/A	-20.00%
$595.00	-30.00%	N/A	-30.00%
$510.00	-40.00%	N/A	-40.00%
$425.00	-50.00%	N/A	-50.00%
$340.00	-60.00%	N/A	-60.00%
$255.00	-70.00%	N/A	-70.00%
$170.00	-80.00%	N/A	-80.00%
$85.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of Palladium increases from the Commodity Starting Level of $850 to a Commodity Price of $935 on any Review Date. Because the Commodity Price on the applicable Review Date ($935) is greater than the Trigger Price of $850, the notes are automatically called, and the investor receives a single payment of $1,070.50 per $1,000 principal amount note on the applicable Call Settlement Date.

Example 2: The price of Palladium is less than the Trigger Price on every Review Date, and the price of Palladium decreases from the Commodity Starting Level of $850 to a Commodity Closing Level of $748 on the Final Review Date. Because (a) the price of Palladium is less than the Trigger Price on every Review Date, (b) the Commodity Closing Level on the Final Review Date ($748) is less than the Trigger Price of $850 and (c) the Commodity Closing Level is not less than the Commodity Starting Level by more than 12%, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The price of Palladium is less than the Trigger Price on every Review Date, and the price of Palladium decreases from the Commodity Starting Level of $850 to a Commodity Closing Level of $425 on the Final Review Date. Because (a) the price of Palladium is less than the Trigger Price on every Review Date, (b) the Commodity Closing Level on the Final Review Date ($425) is less than the Trigger Price of $850 and (c) the Commodity Closing Level is less than the Commodity Starting Level by more than 12%, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -50%) = $500

JPMorgan Structured Investments — Review Notes Linked to Palladium	TS-5

Historical Information

The following graph sets forth the historical performance of the Palladium based on the daily Commodity Price from January 3, 2006 through February 18, 2011. The Commodity Price on February 18, 2011 was $847.00. We obtained the Commodity Price below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Palladium should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on any Review Date. We cannot give you assurance that the performance of the price of Palladium will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $5.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-33 of the accompanying product supplement no. 164-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $5.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Review Notes Linked to Palladium	TS-6